EMPLOYMENT AGREEMENT
Executed on this 24 day of February 2020, as amended by Amendment No. 1, effective as of November 7, 2024, and Amendment No. 2, effective as of September 30, 2025
Between:
Stratasys Ltd., No. 512607698, Address: 2 Holzman St., Rehovot, Israel (the “Company”)
And:
Dr. Yoav Zeif, Address: 8 Shtand St., Tel-Aviv, Israel (the “Executive”).
A. EMPLOYMENT AND COMPENSATION

1.
Commencement Date, Employment Period, Position and Reporting - The Executive’s employment pursuant to this Agreement shall commence on February 18, 2020, for an indefinite period of time, in the position of Chief Executive Officer. The Executive shall report to the Company's Board of Directors (the “Board”).

2.
Scope of Employment and Working Hours - The Executive shall be employed on a full-time basis. The Executive shall be in a management position which requires a special degree of personal trust, as defined in the Working Hours and Rest Law, 5711-1951. Therefore, the provisions of the aforementioned law shall not apply to Executive's employment conditions. The Executive acknowledges he shall be required to work beyond regular working hours, including late hours and during holidays and weekly rest hours, and Executive shall not be granted any other compensation for working on such hours. Executive acknowledges that the economic result of this provision has been taken into account by the parties for the purpose of determining the salary as detailed hereunder and Executive's decision to be engaged under this Agreement.

3.
Salary - The Executive will be entitled to a gross monthly salary of NIS 183,750 (the “Salary”) in respect of each month of employment, effective as of the effective date of Amendment No. 2 to this Agreement (the “Second Amendment Effective Date”). References herein to “Annual Salary” shall refer to 12 times the foregoing monthly Salary (i.e., NIS 2,205,000).
The Salary shall serve as the sole basis for calculating pension rights and severance pay contributions, and it is specifically agreed that no other payments and benefits shall be considered as a basis for such calculation. The Salary shall be payable on such dates as required by law and in accordance with the Company’s standard payroll schedule, and will be subject to taxes and withholding required by law.

4.
Sign On Bonus/Relocation Grant - The Executive will be entitled to a signing bonus and relocation grant in the aggregate amount of US$300,000 to cover all relocation expenses from the United States of America to Israel as well as any other inducements for Executive to become the Chief Executive Officer of the Company, working out of the Company’s headquarters in Israel. No payment shall be payable in respect of any adverse tax consequences or other differentials in tax treatment that Executive may bear. Out of said US$300,000, the Executive shall repay to the Company the amount of US$100,000, if, within the first 12 months of employment with the Company, the Executive resigns other than for Good Reason (as defined in Appendix A attached hereto) or if the Executive's employment is terminated by the Company for Cause (as defined below), within 30 days of said resignation or termination as the case may be. For the avoidance of doubt, the Signing Bonus and Relocation Grant and/or any part thereof are not deemed to be part of Executive’s Salary for any purpose whatsoever including for calculating any benefits hereunder and social contributions. The amount will be paid in ILS on the February 2020 payroll paid on March 1, 2020 and the conversion of USD to ILS will be made at the time of payroll submission.

5.
Annual Bonus - The Executive will be entitled to an annual cash bonus within a sliding range of 50% and 150% of Executive’s Annual Salary based on the following principles: (i) at the low end of the range, 50% of Executive’s Annual Salary for achieving such minimum percentage threshold of the Company goals for a specific calendar year as so set forth by the Board that would entitle him to a minimum cash bonus in respect of Company performance under the Company’s compensation policy, increasing to (ii) 100% of Executive's Annual Salary for achieving 100% of the Company goals for a specific calendar year as so set forth by the Board, and with (iii) up to an additional 50% of Executive's Annual Salary (i.e., above the 100% thereof specified in the immediately preceding sub-clause (ii)), which additional amount would be for various degrees of overachievement of Company goals, in the Board’s discretion, and in accordance with any threshold set forth in the Company’s compensation policy. The annual bonus is based on Company targets and goals (financial, operational, and/or strategic goals) set forth in an annual bonus plan that shall be recommended by the compensation committee of the Board and approved by the Board per each calendar year. Both the targets and goals (that may include, profits, cash flow goals, gross margins, product introduction, year-over-year revenue growth, profitability improvement, etc.) and the degree of achievement of such targets and goals shall be determined by the Board in its sole discretion, and shall be conclusively binding on the parties. The provisions of this clause shall not be interpreted in any manner whatsoever as binding the Company to provide Executive such a bonus or right, unless Executive achieved the targets and goals set out in the plan as determined by the Board. For the avoidance of doubt, the Annual Bonus and/or any part thereof are not deemed to be part of Executive’s Salary for any purpose whatsoever including for calculating any benefits hereunder and social contributions.

6.	RSU Grant and Special Upside Grant - The Executive shall be entitled to such grants as are specified in Appendix A attached hereto.
7.
Pension Rights, Disability Insurance and Severance Contributions - Beginning from the commencement date of employment hereunder the Company shall insure the Executive under a pension arrangement at the Executive’s choice (insurance fund, pension fund or a combination of both), according to the following rates and conditions:

7.1.
To the extent the Executive elects an insurance fund (the “Managers’ Insurance”) -according to the following components: (a) disability insurance with an insurer selected by the Company and in accordance with the conditions of the purchased policy, at a rate which would insure 75% of the Salary. The Company’s contribution shall be an amount equal to up to 2½% of the Salary; (b) the Company’s contribution towards severance shall be an amount equal to 8⅓% of the Salary; (c) the Company’s contribution towards pension shall be an amount equal to the difference between 6.5% of the Salary and the actual percentage of the Salary contributed towards disability insurance, provided that the Company’s contribution towards pension shall not be less than 5% of the Salary; (d) the Executive’s contribution towards pension shall be an amount equal to 6% of the Salary, which amount shall be deducted from the Salary and transferred to the Managers’ Insurance.

7.2.
To the extent the Executive elects a pension fund (the “Pension Fund”) - according to the following components: (a) the Company’s contributions towards severance shall be an amount equal to 8⅓% of the Salary; (b) the Company’s contribution towards pension shall be an amount equal to 6.5% of the Salary; (c) the Executive’s contribution towards pension shall be an amount equal to 6% of the Salary which, amount shall be deducted from the Salary and transferred to the pension fund.

Should the Executive fail to select a pension arrangement by the end of the second month following the commencement date of employment, the Company shall transfer the above mentioned contributions to the default fund according to law.
8.
Funds Release and “Section 14 arrangement” - The parties hereby adopt the provisions of the General Approval Regarding Payments by Employers to a Pension Fund and Insurance Fund in lieu of Severance Pay, as attached to this Agreement as Appendix B (the “General Approval”). The Company waives any right that it may have for the repayment of any monies paid by it to the Managers’ Insurance and/or the Pension Fund, unless the right of the Executive to severance has been revoked by a judicial decision, under Section 16 or 17 of the Severance Pay Law, 5723-1963 (to the extent of such revocation) or in case the Executive withdrew monies from the Pension Fund and/or the Managers’ Insurance for any reason other than death, disability or retirement at the age of sixty or thereafter. The Executive hereby acknowledges and confirms that the Company’s contributions towards the Managers’ Insurance and/or the Pension Fund are and shall be in lieu of any severance pay to which the Executive shall be entitled according to Section 14 of the Severance Pay Law, 5723-1963 and in accordance with the General Approval.

9.
Study Fund (“Keren Hishtalmut”) - The Company shall contribute to a Keren Hishtalmut of the Executive’s selection, on a monthly basis, an amount equal to 7.5% of the Salary and the Executive shall contribute to such Keren Hishtalmut an amount equal to 2.5% of the Salary, which amount shall be deducted from the Salary. The Executive hereby instructs the Company to transfer the Executive’s portion of such contributions to the selected Keren Hishtalmut. Amounts exceeding the maximum tax-exempt ceiling for Keren Hishtalmut contributions, shall be recognized as ordinary income for tax purposes on the date of their contribution to the selected Keren Hishtalmut.

10.
Annual Vacation - The Executive will be entitled to 25 working days of annual vacation with respect to each year of employment. Vacation days according to the quota prescribed by Annual Leave Law, 5711-1951 (or any applicable expansion order), may be accumulated in accordance with law and subject to the Company’s procedures. The Company’s procedure as of the date of this Agreement enables the Executive to accumulate up to a maximum of 50 vacation days (the “Maximum Amount”). Any vacation days exceeding the Maximum Amount remaining unused, shall be forfeited with no compensation payable. Considering the Executive’s preferences to the extent reasonably practicable, the Company shall determine, in its sole discretion, the dates of the vacation. The Company may determine unified annual leave for its employees.

11.	Recuperation Pay - The Executive will be entitled to recuperation pay (d'mai havra'a') in accordance with applicable law.
12.
Sick Pay - The Executive will be entitled to Sick Pay in accordance with the provisions of the Sick Pay Law, 5736-1976 subject to submission of applicable sickness certificate as required by law, provided, however, that the Executive shall be entitled to full payment of the Salary as of the first day of the sick leave. The Executive shall notify the Company of the illness as soon as possible in accordance with the Executive’s medical condition. Such notice shall include, inter alia, the estimated period for which the Executive shall not be able to work.

13.
Car - In lieu of travel allowance, the Company shall provide the Executive with a Level 7 car (the “Car”). The Company shall bear the fixed and varied costs of the Car (registration costs, insurance, gasoline, oil and repairs) and toll road fees and the Executive shall bear the remaining costs, as well as usage value, tickets, fines of any kind, and other costs, in accordance with the Company’s policy or the lease agreement, as applicable. The Executive instructs the Company to deduct from the Salary all such costs and expenses related to the Car which the Executive is obligated to bear, as agreed herein. Executive shall: (i) take care of the Car; (ii) ensure the provisions and conditions of any insurance policy are observed (including the provisions with respect to the safeguarding of the Car and the age of the driver); (iii) use the Car in accordance with the Company’s policy; and (iv) return the Car to the Company on the date of final termination of employment for whatever reason, or upon the Company’s demand or the Company’s policy, together with the keys and all licenses and other documentation relating to the Car, in accordance to the Company’s policy and the lease agreement.

14.
Business Trips, Other Expenses - The Company will reimburse Executive for travel expenses reasonably necessary and incurred by Executive relating to business trips and lodging, and other related expenses incurred by Executive in connection with the activities performed by him. The reimbursements provided for in this section will be subject to the retention of receipts and other documentation satisfactory to the Company for such expenses, and pursuant to the Company’s policies and procedures, as in effect and as may be updated from time to time.

15.
Taxes and Compulsory Payments - All payments and benefits according to this Agreement are gross payments (including without limitation under Section 13 above). The Executive shall bear taxes and other compulsory payments according to law and the Company shall deduct taxes and compulsory payments as required under law.

16.
Notice Period - During the first 12 months of the Executive’s employment - the Agreement may be terminated by either party upon advance notice of 90 days, and, thereafter, upon advance notice of 180 days. Any notice regarding termination of employment shall be in writing however, in the event the Executive fails to provide a written notice of resignation, despite Company’s request for the same, the Company shall consider the Executive as having resigned upon the Executive having provided a clear and unequivocal notice.

Notwithstanding anything to the contrary in this Section 16, and without derogating from the Company’s rights according to the law, the Company may terminate the Executive’s employment without providing a notice period in each of the following circumstances each deemed to be “Cause”: (i) the Executive having breached his fiduciary duties or placed himself in a situation involving a conflict of interests, or conducted competing activities or breached any of his undertakings under Appendix C; (ii) the Executive’s material breach of this Agreement and/or the Company's Code of Ethics; provided, however, that the Executive has not cured such breach (if remediable) within 5 days following a written notice sent to the Executive by the Company; (iii) the Executive’s indictment for a criminal offense (other than an offense for which a fine is imposed) or a recommendation to file such an indictment or the Executive’s involvement in sexual harassment of another employee or third party in connection with his employment; (iv) the Executive’s intentional damaging of the Company’s property or reputation; or (vi) any other circumstances under which the Executive may be terminated without prior written notice under any applicable law.

Unless otherwise determined by the Company, in its sole discretion, during the notice period the Executive shall cooperate with the Company and exercise the Executive’s best efforts to assist in the integration into the Company of the person or persons who will assume the Executive’s responsibilities.

17.
Retirement/Adjustment Payment - In the event of termination of Executive’s employment by the Company, for any reason - other than in the event of (i) termination for Cause (as defined in section 16 above) or (ii) a violation by the Executive of the Undertaking attached hereto as Appendix C; and in the event of termination of Executive’s employment by the Executive for Good Reason (which was not remedied by the Company as contemplated in the definition of Good Reason under Appendix A attached hereto) - the Executive shall be entitled, in addition to any payment due to him upon termination of employment, by law and/or by the provisions of this Agreement, to a retirement/adjustment payment equal to six (6) months' Salary, to be paid in a lump sum payment following the date of termination of employment.

17A.
Annual Compensation Adjustment – The compensation committee of the Board, with the approval of the Board, may authorize annual increases in the Executive's total compensation (including Salary, annual cash bonus, and annual equity awards of PSUs and/or RSUs) of up to five percent (5%) per year, without requiring shareholder approval. If no such increase is provided in a given year, the compensation committee may, in any subsequent year and with Board approval, authorize a cumulative increase of up to the increased amounts that potentially could have been, but were not, paid in any prior year.

17B.
Clawback Policy – All incentive-based compensation (consisting of annual cash bonus payable pursuant to Section 5 and PSUs to be granted annually as described in Section I, paragraph (B) of Appendix A) shall be subject to the Company's clawback policy and other governance provisions as set forth in the Company's compensation policy, as amended from time to time.

B. EXECUTIVE’S REPRESENTATIONS AND UNDERTAKINGS
The Executive represents and undertakes that:

18.	In fulfilling Executive’s role, the Executive shall devote his full time, attention, skill, and effort to the performance of the Executive’s obligations to the Company.
19.	Executive shall comply with the Company's policies and procedures, as shall be in effect from time to time including without limitation the Company's Code of Conduct.
20.
As an integral part and as a condition for signing this Agreement, the Executive shall sign the Non-Disclosure, Unfair Competition and Ownership of Inventions Undertaking in favor of the Company, attached hereto as Appendix C.

21.	All representations provided by the Executive to the Company (directly or through any recruitment source) are complete and accurate and the Executive reveled to the Company all relevant information required in order to reach a decision regarding entering into this Agreement.
22.	The Executive has the ability, qualifications and knowledge required to perform the Executive’s obligations under this Agreement and does not suffer from any physical or mental health issues which prevent or have an unreasonable influence, on the Executive’s ability to fulfill his position and undertakings under this Agreement.
23.
As long as the Executive is employed by the Company, the Executive shall not work in any other work, shall not engage in any other employment or business activity and shall not fulfill any role for any such person or entity whatsoever, whether or not for compensation, without a prior written consent of the Board. By accepting employment, the Executive confirms to the Company that Executive has no contractual commitments, legal or other obligations that would prohibit him from performing his duties for the Company. For the avoidance of doubt, Executive has informed Company that Executive serves as a director in Verticanna Ltd. (“Verticanna”), a startup company in which Executive has invested and intends to continue doing so. Based on Executive's confirmation that Verticanna does and will not compete with the business of the Company and that Executive's involvement requires very limited time resources, notwithstanding the foregoing, Executive shall be entitled, as long as there is no change in the aforementioned circumstances, to continue and hold this position during the term of his employment without the need of obtaining a separate approval of the Board. The Executive shall immediately inform the Board of any changes in the above circumstances, in which case the Board may revoke its consent to the Executive's involvement with Verticanna.

24.	The Executive is not subject to any other undertaking or agreements restricting or preventing the Executive from entering into in this Agreement and fulfilling the Executive’s obligations hereunder. By signing this Agreement and fulfilling his position, the Executive is not and shall not, be in breach of or in conflict with: (i) rights of Executive’s former employer(s) (or their related entities), or any of Executive’s obligations towards them; or (ii) Executive’s obligations under any other document to which the Executive is a party or is otherwise bound.

25.	The Executive shall inform the Company of any matter in which the Executive (or the Executive’s immediate family) has or may have, a personal interest, or which may give rise to a conflict of interest with the Executive’s position and employment in the Company, immediately upon first becoming aware thereof.
26.	The Executive shall not receive any benefit from any third party, directly or indirectly in connection with the Executive’s employment. In the event the Executive breaches this undertaking, without derogating from any of the Company’s rights, such benefit or its value shall become the sole property of the Company and the Executive hereby authorizes the Company to deduct the value of such benefit from any payment to which the Executive may be entitled. This section does not apply to gifts or benefits with insignificant value.
27.	The Executive agrees that the Executive will be required to travel extensively abroad as part of Executive’s position, especially given the Company’s global operations and markets.
28.	The Executive acknowledges that the Company’s facilities are covered by security cameras, the locations of which have been identified to the Executive. The location of the cameras may change from time to time. The use of cameras in the Company’s facilities is for security purpose and such cameras shall not be used for monitoring personal workspaces (except in cases permitted by law).
29.
For the performance of the Executive’s duties, the Company may allow the Executive to use the Company’s computer equipment and systems, including software, hardware, email solutions and mobile phone (the “Computers”). Subject to the Company’s policies, the Executive may be entitled to make reasonable personal use of the Computers, provided that (i) the Executive may not store personal files on the Computers (except on folders clearly labeled by the Executive as “Personal”), though the Executive may store on the mobile phone, files with a clear personal nature; and (ii) the Executive may not store the Company’s files on personal or external storage space.

The email account provided to the Executive is strictly a professional one and shall be strictly used for professional matters. For personal matters the Executive may use external email services (such as Gmail).
The Executive acknowledges and agrees as follows: (i) the Company may allow others to use the Computers; (ii) to protect the Company’s legitimate interests, the Company may monitor the activity on the Computers and on the professional email account, including usage habits and content of emails and internet files, which shall be admissible as evidence in any legal proceedings; and (iii) in light of the Executive’s undertakings above, the Executive shall have no right to privacy in any content of the Computers, except with respect to folders clearly labeled by the Executive as “Personal”.
30.	The Executive acknowledges and agrees that, given the Company's securities are in the hands of the public and pursuant to United States securities laws, the terms of his employment shall be made publicly available. In addition and without derogating from the preceding sentence, the Executive acknowledges and agrees that information related to the Executive and the Executive’s terms of employment at the Company, as shall be received and held by the Company (or anyone on the Company’s behalf) from time to time, may be transferred to third parties, including those located abroad, subject to: (a) that such transfer shall be made only in order for the Company to comply with any relevant legal requirements or due to business purposes of the Company (including transactions in which it is involved) or due to the Company’s operation and fulfilment of its obligations; (b) that the transferred information shall be limited to the reasonable and necessary scope; and (c) that the receiver of the information shall undertake, to the extent possible, to preserve the privacy of the information, at least at the same level of privacy maintained by the Company with respect thereto, including undertaking to preserve the information in accordance with the relevant law.
31.	The Executive waives any lien on the Company’s assets, including the Computers and any other asset made available to the Executive. The Executive shall return to the Company all of the Company’s equipment in his possession (including car, mobile phone and computer) within 7 days following the Company’s demand or prior to any unpaid leave (if requested) and no later than the day of termination of the employer-employee relationship.

C. GENERAL PROVISIONS

32.	Nothing herein shall derogate from any right the Executive may have, in accordance with any law, expansion order, collective bargaining agreement, employment agreement or any other agreement with respect to the terms of Executive’s employment.
33.	This Agreement and all Appendices attached hereto constitute the entire agreement between the parties and supersede all prior agreements, proposals, understandings, correspondences, conversations and arrangements (including the Employment Offer Letter signed by both of the parties on December 16, 2019), if any, whether oral or written, between the parties hereto with respect to the Executive’s employment and the subject matter hereof. This Agreement may be amended, supplemented or modified only by a written instrument duly signed by or on behalf of each party hereto. Any reference in this Agreement to a policy of the Company shall refer to such policy as may be valid from time to time.
34.	This Agreement or any right, claim or obligation provided herein may be assigned or transferred by the Company. The Executive may not assign or transfer its rights or obligations under this Agreement.
35.	Notices in connection with this Agreement must be sent via registered mail, email or personal delivery to the address set forth in the preamble to this Agreement or to such other address a party has informed or to other address known as the address of that party. Such notice shall be deemed given after four (4) business days, if sent via registered mail; after one (1) day if sent by email so long as a computerized automatic “received” approval (delivery receipt) was sent by the email server; at the time of delivery if sent by personal delivery.

IN WITNESS WHEREOF, the parties have signed:

Executive acknowledges that he: (1) has read and fully understood all the provisions of this Agreement and its appendices; (2) was given a reasonable opportunity to consult with third parties, including attorneys; (3) is signing this Agreement of his own free will and with his full consent.

Company:	Executive:
/s/ Lilach Payorski, CFO	/s/ Yoav Zeif
Chief Financial Officer

APPENDIX A - RSUs and Special Upside Grant

I.	Annual Equity Grants
Effective as of the Second Amendment Effective Date, the Executive shall be entitled to annual grants of equity-based awards under the Company’s equity incentive plan, with an aggregate target value of US$2,400,000, allocated as follows:

A.    Performance-Based Vesting Restricted Share Units (PSUs)

The Executive shall be entitled to an annual grant of PSUs (each of which may be settled for one underlying ordinary share, par value NIS 0.01, of the Company (“ordinary share”)) with a grant-date target value of US$1,200,000 (based on the then-current value of the ordinary shares, measured in accordance with the Company’s customary practices). The PSUs shall be granted to the Executive on the Second Amendment Effective Date, and on each anniversary of that date thereafter. The vesting and settlement of the PSUs shall be contingent upon the growth of the Company’s TSR (as defined below), relative to the TSR of the exchange-listed stock of the peer group of companies constituted by the S&P Small Cap 600 index of companies (the “S&P 600”), measured over a three-year performance period (each, a “Measurement Period”). For the initial grant of PSUs following the Second Amendment Effective Date, the Measurement Period shall begin on January 1, 2025.

For purposes of the PSUs, the “TSR” (of the ordinary shares, and the exchange-listed stock of the S&P 600 company, respectively) shall be calculated in accordance with the following formula:

TSR= (i) (A) Average closing price of the ordinary shares or exchange-listed stock of the relevant S&P 600 company for the last 20 trading days of the Measurement Period, minus (B) the average closing price of the ordinary shares/ stock of the relevant S&P 600 company for the initial 20 trading days of the Measurement Period, plus (ii) any reinvested dividends* with respect to the ordinary shares/ stock of the relevant S&P 600 company, as applicable, over the course of the Measurement Period, divided by (iii) the average closing price of the ordinary shares/ stock of the relevant S&P 600 company for the initial 20 trading days of the Measurement Period.

*Note: Any dividends declared on the ordinary shares/ stock of the relevant S&P 600 company during the Measurement Period shall be automatically deemed “reinvested” for purposes of the TSR calculation.

At the conclusion of the third/final fiscal year of each Measurement Period (the “Measurement Date”)), the PSUs will vest and settle for the Executive in proportion to the relative achievement of the TSR of the ordinary shares over the three-year Measurement Period compared to the TSR of the companies constituting the S&P 600 companies over that same Measurement Period, as follows:

Performance Level of TSR of Ordinary Shares*	Relative Percentile Rank of TSR of Ordinary Shares Compared to TSR of Exchange-Listed Stock of S&P 600 Companies Over Measurement Period	Payout Percentage (of Target Number of PSUs)
Maximum	75th percentile or above	200%
Target	55th percentile	100%
Threshold	30th percentile	50%
Below Threshold	Below 30th percentile	0%

Straight line interpolation shall apply to percentile ranks in between performance levels, with a proportionate payout percentage, beginning with the “Threshold” performance level or above.

Notwithstanding the US$1,200,000 target value for each annual grant of PSUs, the number of PSUs granted to the Executive for any particular year (assuming a “Target” performance level of the TSR of the ordinary shares, yielding a 100% payout percentage) shall not exceed 0.50% of the Company’s outstanding ordinary shares at the time of grant.

Executive’s right to receive the ordinary shares underlying the PSUs is conditioned on his continuous employment as the Company’s Chief Executive Officer (unless his employment is terminated due to the occurrence of a Double Trigger, as defined immediately below) through the vesting of the PSUs. Upon the occurrence of a Double Trigger (as defined below), the vesting of all unvested PSUs theretofore granted to the Executive (and not previously cancelled) will accelerate at a “Target” performance level, yielding a 100% payout percentage.

“Double Trigger” means (i) the consummation by the Company of a merger, consolidation, share purchase or similar corporate transaction as a result of which at its closing shares of the Company are issued or exchanged, or converted into cash, securities or other property of another corporate entity, such that persons (in the case of a merger, consolidation or similar corporate transaction) or a person or a group of persons acting in concert (in the case of a share purchase) who held less than the majority of the Company’s issued and outstanding shares immediately prior to said transaction hold a majority of the issued and outstanding shares in the Company as a result of said transaction, (ii) the consummation by the Company of a sale of all or substantially all of the assets of the Company to another entity which is not controlling, controlled by or under common control with the Company (the “Successor Entity”), or (iii) individuals who then constitute the Company’s incumbent board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Company’s board of directors (the “Board”); provided, however, that any individual becoming a director whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board (each of sub-clauses (i), (ii) and (iii), a “Change of Control Trigger”), and, following such Change of Control Trigger, there is a second trigger event, being any of the following: (a) with respect to a Change of Control Trigger under clauses (i) or (iii), Executive’s employment is terminated by the Company without Cause or Executive resigns from the Company for Good Reason (as defined below) within 12 months of closing of said transaction or such change in the composition of the Board, as applicable; or (b) with respect to a Change of Control Trigger under clause (ii), (A) prior to the closing of said sale, either (y) the Successor Entity does not offer Executive continued employment with the Successor Entity on terms no less favorable for Executive than those offered to Executive under this Agreement, or (z) Executive does not agree to continued employment with the Successor Entity, or (B) if the Successor Entity and Executive agree to Executive’s continued employment with the Successor Entity following the closing of such sale and, within 12 months of closing of said sale, either Executive’s employment is terminated by the Successor Entity without Cause or Executive resign from the Successor Entity for Good Reason.

“Good Reason” means the occurrence, without Executive’s consent, of: (i) a material reduction in Executive’s compensation terms, taken as a whole; (ii) a material reduction in the scope of Executive’s authorities and responsibilities under this Agreement; (iii) a change in Executive’s position from CEO (or equivalent title) to a lesser position; (iv) a requirement to relocate outside Israel, or (v) any circumstances which under applicable law would allow an employee to terminate employment with such termination being treated as termination by employer, after which, in any case, Executive has given notice of Executive’s voluntary termination of his employment with the Company for Good Reason no later than 90 days after the occurrence of such material reduction during which the Company shall be entitled to retract the decision that caused such material reduction in compensation terms or scope of authorities and responsibilities. In this paragraph, reference to the Company shall mean a Successor Entity, as the case may be.

B.    Time-Based Vesting Restricted Share Units (RSUs)

The Executive shall be entitled to an annual grant of RSUs (each of which may be settled for one underlying ordinary share) with a grant-date value of US$1,200,000 (based on the then-current value of the ordinary shares, measured in accordance with the Company’s customary practices). The RSUs shall be granted to the Executive on the Second Amendment Effective Date, and on each anniversary of that date thereafter. Each grant of RSUs shall vest over a four-year period, with 25% of the grant vesting on the first anniversary of the grant date and an additional 6.25% of the grant vesting each quarter thereafter.

Notwithstanding the intended US$1,200,000 value for each annual grant of RSUs, the number of RSUs granted to the Executive for any particular year shall not exceed 0.50% of the Company’s outstanding ordinary shares at the time of grant.

Executive’s right to receive the ordinary shares underlying the RSUs is conditioned on his continuous employment as the Company’s Chief Executive Officer (unless his employment is terminated due to the occurrence of a Double Trigger (as defined above in this Appendix A)) through the relevant vesting date for the RSUs. Upon the occurrence of a Double Trigger, the vesting of all unvested RSUs theretofore granted to the Executive (and not previously cancelled) will accelerate.

APPENDIX B
General Approval Regarding Payments by Employers to a Pension Fund and Insurance Fund in lieu of Severance Pay
In accordance with the Severance Pay Law 5723-1963
By virtue of my authority under Section 14 of the Severance Pay Law 5723-1963 (hereinafter, the “Law”), I hereby confirm that payments made by an employer beginning on the date this authorization is publicized, for its employee, towards a comprehensive pension in a provident fund for benefit payments, which is not an insurance fund as implied in the Income Tax Regulations (Rules for Approving and Managing Provident Funds) 5724-1964 (hereinafter, a “Pension Fund”), or towards Managers’ Insurance that includes an option for benefit payments (hereinafter, an “Insurance Fund”) or a combination of payments towards a Pension Fund and an Insurance Fund (hereinafter, “Employer Payments”), shall be in lieu of the severance pay to which the said employee is entitled for the wages of which the said payments were paid and the period for which they were paid (hereinafter, the “Exempted Salary”), provided the following conditions shall be met:

1	Employer Payments -
	(a)	To a Pension Fund are not less than 14.33% of the Exempted Salary or 12% of the Exempted Salary if the employer pays for its employee, in addition to this, supplementary severance payments towards a Severance Pay Fund or an Insurance Fund in the name of the employee, at a rate of 2.33% of the Exempted Salary. If the employer does not pay the said 2.33% in addition to the 12%, its payments shall be only in lieu of 72% of the employee’s severance pay.
	(b)	To an Insurance Fund are not less than one of the following:
(1) 13 1/3% of the Exempted Salary, if the employer pays for its employee payments for additional monthly income support in case of employee’s inability to work, through a plan approved by the Supervisor for Capital Markets, Insurance and Savings in the Ministry of Finance, at a rate necessary to guarantee at least 75% of the Exempted Salary, or at a rate of 2 1/2% of the Exempted Salary, whichever is lower (hereinafter, “Loss of Work Capacity Insurance”).
(2) 11% of the Exempted Salary, if the employer paid an additional Payment for the Loss of Work Capacity Insurance, and in such case the employer’s payments shall be only in lieu of 72% of the employee’s severance pay. If, in addition to such payments, the employer has also paid payments for the supplement of severance pay to a Severance Pay Fund or an Insurance Fund under the name of the employee at a rate of 2 1/3% of the Exempted Salary, the employer’s payments shall be in lieu of 100% of the employee’s severance pay.
2	Not later than three months from the commencement of the employer’s payments a written agreement shall be prepared between the employer and the employee, which shall include:
	(a)	The employee’s agreement to an arrangement in accordance with this authorization, in wording that specifies the employer’s payments and the Pension Fund and the Insurance Fund, as relevant. The said agreement shall also include the wording of this authorization.
	(b)	The employer’s prior waiver of any right it may have to a financial reimbursement for all or part of its payments, unless the employee’s right to severance pay is rescinded by a judicial decree by virtue of Sections 16 or 17 of the Law, or that the employee withdrew funds from the Pension Fund or from the Insurance Fund not for a qualifying incident. In this regard a “qualifying incident”- death, disability or retirement at the age of 60 or older.
	(c)	This authorization shall not derogate from the employee’s right to severance pay under the Law, collective agreement, expansion order or employment contract, for wages exceeding The Exempted Salary.

Eliyahu Yishai
Minister of Labor and Social Welfare

APPENDIX C
THIS UNDERTAKING (“Undertaking”) is entered into as of the 24th day of February, 2020, by Yoav Zeif, ID no. 22406615, an individual residing at 8 Shtand St, Tel-Aviv, Israel, as at the commencement of employment, in Israel (the “Executive”).

WHEREAS	the Executive wishes to be employed by Stratasys Ltd., an Israeli company (the “Company”); and
WHEREAS	the Company wishes to employ the Executive, subject to his executing this Undertaking in the Company’s favor.
NOW, THEREFORE, the Executive undertakes and warrants towards the Company and any affiliate of the Company in Israel and outside of Israel which shall be hereinafter referred together under this Appendix as the “Company”, as follows:

1.	Confidential Information.
1.1.
The Executive acknowledges that he/she will have access to confidential and proprietary information, including information concerning activities of the Company and any of its affiliated companies, and that he/she will have access to technology regarding the product research and development, patents, copyrights, customers (including customer lists), marketing plans, strategies, forecasts, trade secrets, test results, formulae, processes, data, know-how, improvements, inventions, techniques and products (actual or planned) of the Company and any of its parent, subsidiary and affiliated companies. Such information in any form or media, whether documentary, written, oral or computer generated, shall be deemed to be and referred to herein as “Proprietary Information”.

1.2.	During the term of his/her employment or at any time after termination thereof for any reason, the Executive shall not disclose to any person or entity without the prior consent of the Company, except and to the extent as may be necessary in the ordinary course of performing his duties as the CEO of the Company and except and to the extent as may be required under any applicable law, regulation, judicial decision or determination of any governmental entity, any Proprietary Information, whether oral or in writing or in any other form, obtained by the Executive while in the employ of the Company (including, but not limited to, the processes and technologies utilized and to be utilized in the Company’s business, the methods and results of the Company’s research, technical or financial information, employment terms and conditions of the Executive and other Company employees or any other information or data relating to the business of the Company or any information with respect to any of the Company’s customers).
1.3.	Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company irrespective of form, but excluding information that has become a part of the public domain not as a result of a breach of this Undertaking by the Executive.
2.	Unfair Competition and Solicitation.

2.1.
The Executive acknowledges that the provisions of this Undertaking are reasonable and necessary to legitimately protect the Company’s Proprietary Information, its property (including intellectual property) and its goodwill (the “Company’s Major Assets”). The Executive further acknowledges that he/she has carefully reviewed the provisions of this Undertaking, he/she fully understands the consequences thereof and he/she has assessed the respective advantages and disadvantages to him/her of entering into this Undertaking. In light of the above provisions, the Executive undertakes:

2.1.1.	That during the term of his/her employment in the Company and for a period of twelve (12) months thereafter, he/she shall not engage, establish, open or in any manner whatsoever become involved, directly or indirectly, either as an employee, owner, partner, agent, shareholder, director, consultant or otherwise, in any business, occupation, work or any other activity which is reasonably likely to involve or require the use of any of the Company's Major Assets.
2.1.2.	That during the term of his/her employment in the Company and for twelve (12) months thereafter, not to induce any employee of the Company or of any of its, parent subsidiary or affiliated companies to terminate such employee’s employment therewith.
3.	Ownership of Inventions.
3.1.
The Executive will notify and disclose to the Company, or any persons designated by it, all information, improvements, inventions, formulae, processes, techniques, know-how and data, whether or not patentable, related to the Company's business (which includes for the avoidance of doubt any business that incorporates any of the Company’s Proprietary Information), made or conceived or reduced to practice or learned by the Executive, either alone or jointly with others, during the Executive’s employment with the Company (including after hours, on weekends or during vacation time) (all such information, improvements, inventions, formulae, processes, techniques, know-how, and data are hereinafter referred to as the: “Inventions” or “Invention”) immediately upon discovery, receipt or invention as applicable.

3.2.	In the event that the Executive, for any reason, refrains from delivering the Invention upon grant of notice regarding the Invention, as described above, the Executive shall notify the Employer of the Invention and specify in such notice the date in which the Invention shall be delivered to the Company and the reason for delay in such delivery. The Invention shall be delivered as soon as possible thereinafter.
3.3.	Delivery of the notice and the Invention shall be in writing, supplemented with a detailed description of the Invention and the relevant documentation.
3.4.	The Executive agrees that all the Inventions shall be the sole property of the Company and its assignees, and the Company and its assignees shall be the sole owner of all patents and other rights in connection with such Inventions. The Executive hereby assigns to the Company any rights the Executive may have or acquire in such Inventions. In order to avoid any doubt, it is hereby clarified that a lack of response from the Company with respect to the notice of the Invention or of its delivery, shall not be considered a waiver of ownership of the Invention, and in any event the Invention shall remain the sole property of the Company.

3.5.	The Executive further agrees as to all such Inventions to assist the Company, or any persons designated by it, in reasonable way, and without imposing the Executive any monetary costs of any kind to obtain and from time to time enforce such inventions in any way including by way of patents over such Inventions in any and all countries, and to that effect the Executive will execute all documents for use in applying for and obtaining patents over and enforcing such Inventions, as the Company may desire, together with any assignments of such Inventions to the Company or persons or entities designated by it.
3.6.	The Executive shall not be entitled, with respect to all of the above, to any monetary consideration or any other consideration.
3.7.
Without limitation of the foregoing and for the avoidance of doubt, it is hereby clarified that the aforesaid in this sub-section shall also apply in respect to service inventions as defined in the Patents Law-1967 (hereinafter the “Patents Law”) and that the Executive irrevocably confirms that the Salary set forth in Appendix A of his/her employment agreement constitute full consideration for all service inventions in accordance to Section 134 of the Patent Law and he/she shall not be entitled to royalties and/or to any other payments or considerations beside his/her Salary for or in respect with the service invention and/or in respect to the above Invention and/or to any intellectual property outcome of his/her employment and/or in respect to the commercial use of the service invention/ Inventions and/or the products of the Inventions or his/her services to the Company. This section constitutes an Agreement for the purpose of section 134 of the Patents Law.

4.	General.
4.1.	The Executive acknowledges that the provisions of this Undertaking serve as an integral part of the terms of his/her employment and reflect the reasonable requirements of the Company in order to protect its legitimate interests with respect to the subject matter hereof. If any provision of this Undertaking (including any sentence, clause or part thereof) shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. In addition, if any particular provision contained in this undertaking shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.
4.2.	The provisions of this Undertaking shall continue and remain in full force and effect following the termination of the employment relationship between the Company and the Executive for whatever reason. This Undertaking shall not serve in any manner as to derogate from any of the Executive’s obligations and liabilities under any applicable law.
Name of Executive:	Dr. Yoav Zeif
Signatures:

Company: /s/ Lilach Payorski, CFO	Executive: /s/ Yoav Zeif